

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

<u>Via Facsimile</u>
Bo Linton
President
GDT TEK, Inc.
8110 Ulmerton Ave.
Largo, Florida 32803

> **Re:** **GDT TEK, Inc.**
> **Form 8-K filed May 13, 2013**
> **File No. 000-20259**

Dear Mr. Linton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1.   We note your disclosure that the report issued by Demetrius Berkower LLC (Demetrius) for the fiscal year ended June 30, 2010 did not contain an adverse opinion, disclaimer of opinion and was not modified. Please amend your Form 8-K to state whether the reports issued by Demetrius for either of the past two years (June 30, 2010 and 2009) contained an adverse opinion or a disclaimer of opinion or was qualified or modified as described in Item 304(a)(1)(ii) of Regulation S-K. Additionally, address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the years ended June 30, 2010 and 2009.

2.   We note that your disclosure regarding disagreements and reportable events with Demetrius covers the year ended June 30, 2010 and the subsequent interim period

through date of resignation. Please amend the Form 8-K to specify whether there were any disagreements or reportable events during the <u>two</u> most recent fiscal years and subsequent interim period through the date of resignation, as described in Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.   In your amended Form 8-K, include a <u>currently dated</u> Exhibit 16 letter from Demetrius referencing the amended Form 8-K. Additionally, we note that the first sentence of the Exhibit 16 letter included in this Form 8-K indicates that Demetrius is in agreement with the statements in Item 4.01(a). However the second sentence indicates that they have no basis to agree or disagree with the statements contained in Item 4.01(a). Ensure that the Exhibit 16 letter filed with your amended Form 8-K addresses this apparent inconsistency.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bo Linton
GDT TEK, Inc.
May 17, 2013
Page 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact me at (202) 551-3446 if you have questions.

                                            Sincerely,

                                            /s/ Jaime G. John

                                            Jaime G. John
                                            Staff Accountant